ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly-Held Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

In compliance with Official Letter No. 7/2020-CVM/SEP, Itaú Unibanco Holding S.A. (“Company”) announces to its stockholders and the market in general that the Company’s executives will join the live event as follows:

Topic	Organizer	Executive/Position	Subject matter	Date and Time	Link to access
Panorama Itaúsa	Itaúsa S.A.	Milton Maluhy Filho – CEO	Itaú Unibanco's strategy and perspectives	October, 10, from 10am to 12pm	https://www.youtube.com/itausaholding https://aquitemitausa.com.br

São Paulo (State of São Paulo), September 26, 2023.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence